February 12, 2025
Mr. David Matthews
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 421 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 MarketDesk Focused U.S. Momentum ETF
Dear Mr. Matthews:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the MarketDesk Focused U.S. Momentum ETF, a proposed new series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The Registrant confirms that there are not expected to be any fee waivers, reimbursements, or recoupments related to the Fund.
Comment 3:In the Principal Investment Strategies section, please describe what factors or characteristics are used in determining whether a security is a U.S. equity security. If ADRs may be included in the Fund’s portfolio, add mention of that in the strategy discussion along with relevant risk disclosure.
Response: The Registrant’s current disclosure in the Principal Investment Strategies section states that an equity security must be “listed on a U.S. exchange” to be considered for investment. The Sub-Adviser does not rely on or consider any other factors when screening for U.S. securities, so the Registrant has not made any further revisions to the disclosure. The Registrant confirms that ADRs are not expected to be part of the principal strategy of the Fund.
Comment 4:In the Principal Investment Strategies section, the disclosure indicates that the Sub-Adviser’s quantitative screen uses daily share price data from the past six months to identify companies exhibiting persistent upward share price momentum. Also, in that section the Fund’s 80% investment policy defines “positive momentum” as having positive returns for the previous one-, three-, six-, or twelve-month period or returns greater than the Investment Universe for the previous one-, three-, six-, or twelve-month period. Please clarify or revise these two disclosures.
Response: The Registrant notes that the Fund’s 80% policy is intentionally broader than the criteria currently used to select investments for the Fund. Consequently, no changes have been made in response to this comment.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 5:In the Principal Risks section of the prospectus, clarify or provide examples of what the following phrase means in the Momentum Style Risk disclosure:
“momentum can turn quickly and cause significant variation from other types of investments.”
Response: The Registrant has removed the phrase and revised the disclosure as follows:
Momentum Style Risk. Investing in or having exposure to securities with the highest relative momentum entails investing in securities that have had above-average recent returns. These securities may be more volatile than a broad cross- section of securities. Returns on securities that have previously exhibited momentum may be less than returns on other styles of investing or the overall stock market. ~~Momentum can turn quickly and cause significant variation from other types of investments, and stocks that previously exhibited high momentum may not experience continued highest relative momentum.~~ In addition, there may be periods when the momentum style is out of favor, and during which the investment performance of the Fund using a momentum strategy may suffer.
Comment 6:As it relates to the Fund’s Manager of Managers Structure disclosure, please revise the disclosure to include the revisions agreed to by Trust in its correspondence dated October 15, 2024 (Accession No. 0001592900-24-002037).
Response: The Registrant has made the requested changes.
Manager of Managers Structure
The Adviser and the Trust have received an exemptive order (the “Order”) from the SEC that allows the Fund to operate in a “manager of managers” structure whereby the Adviser can appoint and replace unaffiliated sub-advisers, and enter into, amend and terminate sub-advisory agreements with such sub-advisers, each subject to Board approval, but without obtaining prior shareholder approval (“Manager of Managers Structure”). The Fund will, however, inform shareholders of the hiring of any new sub-adviser within 90 days after the hiring, to the extent the Fund is relying on the Order. The Order provides the Fund with greater flexibility and efficiency by preventing the Fund from incurring the expense and delays associated with obtaining shareholder approval of such sub-advisory agreements.
To the extent the Fund relies on the Order, the Fund’s use of the Manager of Managers Structure is subject to certain conditions that are set forth in the Order. Under the Manager of Managers Structure, the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee sub-advisers and recommend their hiring, termination and replacement. The Adviser will also, subject to the review and approval of the Board; set the Fund’s overall investment strategy; evaluate, select and recommend sub-advisers to manage all or a portion of the Fund’s assets; and implement procedures reasonably designed to ensure that each sub-adviser complies with the Fund’s investment goal, policies and restrictions. Subject to review by the Board, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among sub-advisers and monitor and evaluate the sub-advisers’ performance.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.45%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$45	$144

3